

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 15, 2006

Via U.S. Mail and Fax (604-685-6940)
Mr. Simon J. Anderson
Chief Financial Officer
Buffalo Gold, Ltd.
1055 West Hastings Street, Suite 300
Vancouver, BC V6E 2E9

> **Re:** **Buffalo Gold, Ltd.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2005**
> **Filed June 13, 2006**
> **File No. 0-30150**

Dear Mr. Anderson:

We have reviewed your Form 20-F/A for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2005

Mr. Simon Anderson
Buffalo Gold, Ltd.
November 15, 2006
Page 2

General

1. We note you filed an amended Form 20-F/A on June 13, 2006. Please amend
    your filing to include an explanatory note which discloses the purpose of
    amendment no.1 to your Form 20-F for the fiscal year ended December 31, 2005.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 30

2. Tell us whether any of your private placements were conducted in the U.S. and, if
    so, the federal securities law exemption(s) upon which you relied.

Controls and Procedures, page 57

3. This section indicates that "…the disclosure controls and procedures were
    adequate….". Revise to comply with Item 15(a) of Form 20-F. Specifically,
    disclose whether the disclosure controls and procedures in place are "effective,"
    as opposed to "adequate." Consult Release No. 33-8238 for additional guidance.

4. It does not appear that you have provided the disclosure required by Item 15(b) of
    Form 20-F. Please revise your disclosure to state whether there were any changes
    to your internal control over financial reporting that occurred during your fiscal
    year ended December 31, 2005 that materially affected, or is reasonably likely to
    materially affect, your internal control over financial reporting.

Note 15 – Differences between Canadian and United States Generally Accepted
Accounting Prinicples

Exploration properties and deferred costs, page 151

5. Tell us and disclose your consideration of EITF 04-2, "Whether Mineral Rights
    Are Tangible or Intangible Assets" in determining your acquisition costs should
    be expensed for U.S. GAAP purposes.

Engineering comments

General

6. The company website refers to or uses the terms measured, indicated, and/or inferred resources. Only those measures of reserves as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. If the company continues to make references on the web site to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language, in bold type:

    > **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30150. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.**

Red Property, page 14 and Regional and Local Geology, page 19

7. We note your disclosures referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property and instead focus the disclosure on the company's property. Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company's properties within the filing.

8. To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

    > *"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in*

> *documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Exploration – Recent Results, page 20

9. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, please disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.** This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
> *U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.*

Before the Inferred Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.** This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

10. With the passage of National Instrument 43-101 into law, your disclosure using non-commission reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. All mineral resource estimates must presently meet the standards of National Instrument 43-101 or the estimate is not allowed under this exception in Industry Guide 7 and must be removed from the filing. Resources are disclosed as measured and indicated resources separately from the inferred resources, using separate tables and narratives and are only reported as an "in place" tonnage and grade. The resources are also not disclosed as units of product, such as ounces of gold or pounds of copper. Please remove any resource estimates that do not presently comply with National Instrument 43-101.

11. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the three-year historic commodity prices, operating costs, and metallurgical recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Location, Access, and Physiography, page 22

12. Insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. If a map illustrating the properties' location is not provided, include a statement that those properties are not material. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Additionally, the guidance in Instruction 1(A) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

13. As a general checklist, when reporting the results of sampling and chemical analyses within the filing or on the website:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Revise all disclosures about properties that appear in your filing accordingly.

14. We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational sample collection and analytical procedures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/ April Sifford for

H. Roger Schwall
Assistant Director